Exhibit 3.1

3.14                        Chairman of the Board.  The Board of Directors may, by resolution passed by a majority of the directors present at the meeting, annually elect a director to serve as Chairman of the Board.  Such Director shall serve as Chairman until the first to occur of the election of such Chairman’s successor, or such Chairman’s death, resignation or removal.  If a Chairman of the Board is elected, he or she shall preside at all meetings of the shareholders and directors at which he or she may be present.  Other duties shall include, but not necessarily be limited to:  1) Approval of Board agendas, 2) Attendance at Board Committee meetings if requested by the Chair, 3) Review with Committee Chairs the Board and Committee evaluations, 4) Provide support for management, based on Board input, in developing Company strategy, and 5) Assist in identifying candidates for Board membership.

Annually the Nominating/Corporate Governance Committee and the Board of Directors shall review and adjust, if appropriate, the compensation paid to the Chairman of the Board.  Recognizing the Chairman will need to host and entertain Company customers and to participate in community service activities, the Company shall pay for costs associated with such activities including appropriate club membership fees and dues.